          As filed with the Securities and Exchange Commission on April 16, 2001
                                                    Registration No. 333-_______

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        ---------------------------------
                                    FORM S-3
                             Registration Statement
                                      Under
                           The Securities Act of 1933

                           ACCLAIM ENTERTAINMENT, INC.
             (Exact name of registrant as specified in its charter)

                 Delaware                                   38-2698904
          ---------------------                       ----------------------
(State or other jurisdiction of incorporation             (IRS Employer
         or organization)                              Identification No.)


                                One Acclaim Plaza
                            Glen Cove, New York 11542
                                 (516) 656-5000
 ------------------------------------------------------------------------------
   (Address and telephone number of registrant's principal executive offices)

                              Gregory E. Fischbach
                             Chief Executive Officer
                           Acclaim Entertainment, Inc.
                                One Acclaim Plaza
                            Glen Cove, New York 11542
                                 (516) 656-5000
 ------------------------------------------------------------------------------
            (Name, address and telephone number of agent for service)


                                    Copy to:
                              Eric M. Lerner, Esq.
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10022
                            Telephone: (212) 940-8800
                        ---------------------------------

               Approximate date of commencement of proposed sale to the public:
         From time to time after the effective date of this Registration Statement.
                  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
                  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|
                  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
                  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
                  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |X|

                         CALCULATION OF REGISTRATION FEE


                                                                                        Proposed maximum
Title of each class of                                     Proposed maximum             aggregate offering         Amount of
security to be registered        Amount to be registered   aggregate price per unit     price                      registration fee
Common   Stock,   par   value
$0.02 per share...............       5,497,000(1)              $1.37                    $7,530,890(2)                $1,883



(1) To be offered from time to time by selling stockholders based upon prevailing market prices.

(2) The proposed maximum aggregate price per unit was estimated pursuant to Rule 457(c) promulgated under the Securities Act of 1933, solely for the purpose of determining the registration fee, based on the average of high and low prices of the registrant's common stock as quoted on The Nasdaq Small Cap Market System on April 9, 2001.

         Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION DATED APRIL 16, 2001


                                   PROSPECTUS

                        --------------------------------


                           ACCLAIM ENTERTAINMENT, INC.

                        5,497,000 SHARES OF COMMON STOCK



     This prospectus covers the resale of 5,497,000 shares of Acclaim's common stock by the selling stockholders named in this prospectus. Acclaim will not receive any proceeds from the sale of any of the 5,497,000 shares by the selling stockholders. See "Selling Stockholders" and "Plan of Distribution."




         SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF INVESTMENT RISK FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE COMMON STOCK OFFERED AND SOLD BY THIS PROSPECTUS.

         Our common stock is traded on The Nasdaq Small Cap Market System under the symbol "AKLM." On April 11, 2001, the last reported sale price of the common stock was $1.58 per share.

         NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 April __, 2001

                                TABLE OF CONTENTS

                                                                     Page Number
                                                                     -----------

Risk Factors......................................................        3
Information About Acclaim.........................................       13
Use of Proceeds...................................................       17
Selling Stockholders..............................................       17
Plan of Distribution..............................................       19
Legal Proceedings.................................................       22
Legal Matters.....................................................       22
Experts...........................................................       22
Forward-Looking Statements........................................       23
Where You Can Find More Information...............................       23

                            -------------------------

                                  RISK FACTORS

                  Our future operating results depend upon many factors and are subject to various risks and uncertainties. The known material risks and uncertainties which may cause our operating results to vary from anticipated results or which may negatively affect our operating results and profitability are as follows:

LIQUIDITY AND CASH REQUIREMENTS ARE DEPENDENT ON ACHIEVING TIMELY PRODUCT RELEASES AND SALES OBJECTIVES

                  If we do not substantially achieve the overall projected revenue levels for fiscal 2001 as reflected in our business operating plans, we either will require additional financing to fund operations or we will need to make further significant expense reductions, including, without limitation, the sale of assets or the consolidation of operations, staff reductions, and/or the delay, cancellation or reduction of certain product development and marketing programs. Some of these measures will require third-party consents or approvals, including that of our primary lender, and there can be no such assurance that consents or approvals can be obtained.

                  If we do not achieve our product release schedule, sales assumptions or continue to realize the savings from implemented expense reductions, there can be no assurance that we will be able to arrange additional financing on satisfactory terms, if at all. Additionally, we cannot assure our investors that our future operating cash flows will be sufficient to meet our debt service requirement or to repay our indebtedness at maturity. If this were to occur, our operations and liquidity would be materially adversely affected.

                  Our significant loss from operations for the fiscal year ended August 31, 2000 and working capital and stockholders' deficiencies at August 31, 2000 raised substantial doubt about our ability to continue as a going concern. Short-term liquidity in 2000 was provided by our receiving additional interim borrowings under our revolving credit and security agreement with our primary lender on a short-term basis, and in the first six months of fiscal 2001, with proceeds from the issuance of common stock and with short-term availability from an affiliate which was repaid in the second quarter of fiscal 2001.

                  Based on cash resources received in the third quarter of fiscal 2001, including (1) the $9.5 million advance under our credit agreement with our primary lender as a result of a junior participation transaction between the lender and certain investors (a portion of which was used to repay additional interim funding from our primary lender in the third quarter), (2) the $5.0 million additional interim funding provided by our primary lender, (3) short-term availability from an affiliate (which has since been repaid), (4) the $1.2 million in proceeds from the sale of our Oyster Bay property, (5) the repurchase of $13.9 million of our 10% convertible subordinated notes at a discount and (6) the related interest savings of $700,000 from the repurchase, we expect to generate sufficient positive cash flow from operations to meet our currently projected cash and operating requirements through fiscal 2001 and repay the remaining notes ($35.9 million principal amount, plus interest) at maturity, assuming we meet our sales forecast by successfully achieving our planned product release schedule, and continue to realize the savings from implemented expense reductions.

                  In addition, we continue to actively work with our investment bankers and our primary lender in the development of supplemental financing plans to provide additional long-term financing as well as a possible refinancing of our notes, although there can be no assurance we will be able to consummate any such financing.

                  While we anticipate that we will not be in compliance with all of the financial covenants in our bank agreements in the near term, and anticipate being able to obtain necessary waivers as we have in the past, we may not be able to obtain waivers of any future covenant violations.



GOING CONCERN CONSIDERATION

                  At August 31, 2000, our independent auditors' report as prepared by KPMG LLP and dated November 29, 2000, which appears in the related Form 10-K, includes an explanatory paragraph relating to substantial doubt as to our ability to continue as a going concern due to our significant loss from operations in fiscal 2000 and our working capital and stockholders' deficiencies. While our unaudited financial statements for the six months ended March 3, 2001 were prepared under the assumption that we will continue as a going concern and report that we had net earnings of $11.3 million or $0.20 per diluted share for the six-month period ended March 3, 2001, we cannot assure our stockholders and investors that we will continue to achieve profitability.

IF CASH FLOWS FROM OPERATIONS ARE NOT SUFFICIENT TO MEET OUR NEEDS, WE MAY BE FORCED TO SELL ASSETS, REFINANCE DEBT, OR FURTHER DOWNSIZE OPERATIONS

                  If we do not achieve our product release schedule, sales assumptions or continue to realize the savings from implemented expense reductions, we may experience insufficient liquidity in fiscal 2001, which may require us to sell assets or consolidate operations, reduce staff, refinance debt and/or otherwise restructure our operations.

                  In the second half of fiscal 2000, we implemented an expense reduction initiative, which reduced operating expenses commencing with the fourth quarter of that fiscal year. During the first quarter of fiscal 2001, we continued to implement incremental expense reduction initiatives to reduce operating expenses throughout fiscal 2001 in line with our sales forecasts. Our operating plan for fiscal 2001 lowered fixed and variable expenses worldwide, eliminated certain software development projects that were not expected to achieve our financial return parameters within the following 12 to 18 months, eliminated non-essential marketing expenses, and implemented certain staff reductions.

                  We owned a building located at 71 Audrey Avenue, Oyster Bay, New York, which we leased to a third-party tenant. On March 23, 2001, under the terms of the lease buy back agreement, the lessee exercised its option to buy back the property for net consideration of $1.2 million, which proceeds approximated net book value.

                  Although we believe the actions we have taken should return our annual operations to profitability we cannot assure our shareholders and investors that we will achieve profitability or the sales necessary to avoid further reductions. See "Industry Trends, Platform Transitions and Technological Change May Adversely Affect Our Revenues and Profitability" below.

ABILITY TO SERVICE DEBT AND PRIOR RIGHTS OF CREDITORS MAY ADVERSELY AFFECT HOLDERS OF COMMON STOCK

                  If our cash and projected cash flow from operations in fiscal 2001 or beyond is insufficient to make interest and principal payments when due, we may have to restructure our indebtedness. We cannot guarantee that we will be able to restructure or refinance our debt on satisfactory terms. In addition, restructuring or refinancing may not be permitted by the terms of our existing indebtedness. We cannot assure investors that our future operating cash flows will be sufficient to meet our debt service requirements or to repay our indebtedness at maturity.

                  At March 3, 2001, we reclassified our outstanding 10% convertible subordinated notes due March 1, 2002 from long-term debt to a current liability as the obligation is repayable within one year.

                  Based on cash resources received in the third quarter of fiscal 2001, including (1) the $9.5 million advance under our credit agreement with our primary lender as a result of a junior participation transaction between the lender and certain investors (a portion of which was used to repay additional interim funding from our primary lender in the third quarter), (2) the $5.0 million additional interim funding provided by our primary lender, (3) short-term availability from an affiliate (which has since been repaid), (4) the $1.2 million in proceeds from the sale of our Oyster Bay property, (5) the repurchase of $13.9 million of our 10% convertible subordinated notes at a discount and (6) the related interest savings of $700,000 from the repurchase, we expect to generate sufficient positive cash flow from operations to meet our currently projected cash and operating requirements through fiscal 2001 and repay the remaining notes ($35.9 million principal amount, plus interest) at maturity, assuming we meet our sales forecast by successfully achieving our planned product release schedule, and continue to realize the savings from implemented expense reductions.

                  In addition, we continue to actively work with our investment bankers and our primary lender in the development of supplemental financing plans to provide additional long-term financing, although there can be no assurance we will be able to consummate any such financing.

                  In order to meet our debt service obligations, from time to time we also depend on dividends, advances and transfers of funds from our subsidiaries. State and foreign law regulate the payment of dividends by these subsidiaries, which is also subject to the terms of existing bank agreements and the indenture governing our outstanding convertible notes. A significant portion of our assets, operations, trade payables and indebtedness are located at these foreign subsidiaries. The creditors of the subsidiaries would generally recover from these assets on the obligations owed to them by the subsidiaries before any recovery by our creditors and before any assets are distributed to stockholders.

A VIOLATION OF OUR FINANCING ARRANGEMENTS COULD NEGATIVELY IMPACT US

                  If we violate the financial or other covenants contained in our bank agreements or in the indenture governing our outstanding convertible notes, we will be in default under our bank agreements and/or the indenture. If a default occurs and is not waived by the lender, the lender could seek remedies against us, including: (1) penalty rates of interest; (2) immediate repayment of the debt; and/or (3) the foreclosure on any assets securing the debt. Pursuant to the terms of the agreement with our primary lender, we are required to maintain specified levels of working capital and tangible net worth, among other covenants. While we were not in compliance with some of the financial covenants contained in the revolving credit and security agreement as of March 3, 2001, we received waivers regarding this non-compliance from our primary lender.

                  While we anticipate that we will not be in compliance with all of the financial covenants in our bank agreements in the near term, and anticipate being able to obtain necessary waivers as we have in the past, we cannot make any assurances that we will be able to obtain waivers of any future covenant violations. If we become insolvent, are liquidated or reorganized, after payment to the creditors, there are likely to be insufficient assets remaining for any distribution to our stockholders.

REVENUES AND LIQUIDITY ARE DEPENDENT ON TIMELY INTRODUCTION OF NEW TITLES

                  The timely shipment of a new title depends on various factors, including the development process, bug testing, approval by hardware licensors, and approval by third- party licensors. It is likely that some of our titles will not be released in accordance with our operating plans. A significant delay in the introduction of one or more new titles could negatively affect sales and have a negative impact on our financial condition, liquidity and results of operations, as was the case in fiscal 2000.

                  The life cycle of a new title generally ranges from less than three months to upwards of 12 months, with the majority of sales occurring in the first 30 to 120 days after release. Therefore, we are constantly required to introduce new titles in order to generate revenues and/or to replace declining revenues from older titles. In the past, we experienced delays in the introduction of new titles, which have had a negative impact on our results of operations. The complexity of next-generation systems has resulted in higher development expenses, longer development cycles, and the need to carefully monitor and plan the product development process. If we do not introduce titles in accordance with our operating plans for a period, our results of operations, liquidity and profitability in that period could be negatively affected.

                  We cannot assure stockholders that our new titles will be released in a timely fashion. Factors such as competition for access to retail shelf space, consumer preferences and seasonality could result in the shortening of the life cycle for older titles and increase the importance of our ability to release new titles on a timely basis.

INDUSTRY TRENDS, CONSOLE TRANSITIONS AND TECHNOLOGICAL CHANGE MAY ADVERSELY AFFECT OUR REVENUES AND PROFITABILITY

                  The life cycle of existing game consoles and the market acceptance and popularity of new game consoles significantly affects the success of our products. We cannot guarantee that we will be able to predict accurately the life cycle or popularity of each game console. If we (1) do not develop software for games consoles that achieve significant market acceptance; (2) discontinue development of software for a game console that has a longer-than-expected life cycle; (3) develop software for a game console that does not achieve a significant installed base; or (4) continue development of software for a game console that has a shorter-than-expected life cycle, we will experience losses from operations.

                  In addition, the cyclical nature of the video and computer games industry requires us to continually adapt software development efforts to emerging hardware systems. The industry is currently in the midst of a hardware transition from 32-bit and 64-bit to 128-bit game consoles. In the Fall of 2000, Sony released PlayStation 2. Nintendo announced its intentions to launch its GameCube 128-bit platform in Japan in the Summer of 2001 and in North America in the Fall of 2001 and Microsoft announced its intention to launch its Xbox 128-bit platform in North America and Japan in the Fall of 2001. No assurance can be given that these new game consoles will achieve commercial success similar to and/or installed bases comparable to that of the 32- bit PlayStation or 64-bit N64, nor can any assurances be made as to the timing of their success. In addition, we cannot guarantee that we will be successful in developing and publishing software for these new game consoles nor can we guarantee that Microsoft or Nintendo will release their new platforms in accordance with their announced release dates in the near future. In early 2001, Sega announced its plans to exit the hardware business, cease distribution and sales of its Dreamcast console and re-deploy its resources to develop software for multiple platforms.

OUR FUTURE SUCCESS IS DEPENDENT ON OUR ABILITY TO RELEASE "HIT" TITLES

                  The market for software is "hits" driven. Therefore, our future success depends on developing, publishing and distributing "hit" titles for game consoles with significant installed bases. If we do not publish "hit" titles in the future, our financial condition, results of operations and profitability could be negatively affected as has occurred in the past. It is difficult to predict consumer preferences for titles, and few titles achieve sustained market acceptance. We cannot assure stockholders that we will be able to publish "hit" titles in the future.

IF PRODUCT RETURNS, PRICE PROTECTION AND CONCESSIONS EXCEED ALLOWANCES, WE MAY INCUR LOSSES

                  In the past, during platform transitions, we have had to provide greater price protection and concessions. Coupled with more competitive pricing, if our allowances for returns, exchanges and price concessions are exceeded, our financial condition and results of operations will be negatively impacted, as has occurred in the past. We are not contractually obligated to accept returns except for defective product. We may permit customers to return or exchange products and may provide price protection or concessions on products unsold by the customer.

                  Management makes significant estimates and assumptions regarding allowances for estimated product returns, price protection and concessions in preparing our financial statements. We establish allowances taking into account the potential for product returns, price protection and concessions based primarily on: (1) market acceptance of products in retail and distributor inventories; (2) level of retail inventories; (3) seasonality; and
(4) historical return and price concession rates.

                  We believe that at March 3, 2001 our allowances for future returns, exchanges and price protection and concessions are adequate. We cannot guarantee the adequacy of our current or future allowances.

IF WE ARE UNABLE TO OBTAIN OR RENEW LICENSES FROM HARDWARE DEVELOPERS, WE WILL NOT BE ABLE TO RELEASE SOFTWARE FOR GAME CONSOLES

                  We are substantially dependent on each hardware developer: (1) as the sole licensor of the specifications needed to develop software for its game consoles; (2) as the sole manufacturer (Nintendo and Sony software) of the software developed by us for its game consoles; (3) to protect the intellectual property rights to their game consoles and technology and (4) to discourage unauthorized persons from producing software for its game consoles.

                  Substantially all of our revenues have historically been derived from sales of software for game consoles. In the six months ended March 3, 2001 and February 29, 2000, we derived:

     o 20% and 38%, respectively, of gross revenues from the sale of Nintendo-compatible software;

     o 61% and 34%, respectively, of gross revenues from the sale of Sony PlayStation software;

     o 14% and 21%, respectively, of gross revenues from the sale of Sega compatible software; and

     o 5% and 7%, respectively, of gross revenues from the sale of PC and other software.

                  If we cannot obtain licenses to develop software from developers of new game consoles or if any of our existing license agreements are terminated, we will not be able to release software for those game consoles, which would have a negative impact on our results of operations and profitability. Although, we cannot assure our stockholders that, at the end of their current terms, we will be able to obtain extensions or that we will be successful in negotiating definitive license agreements with developers of new game consoles, to date we have always obtained extensions or new agreements with the hardware companies.

                  Our revenue growth may also be dependent on the hardware companies. If new license agreements contain product quantity limitations, our revenue and profitability may be negatively impacted.



INCREASED PRODUCT DEVELOPMENT COST MAY ADVERSELY AFFECT PROFITABILITY

                  Our research and development expenses decreased $2.6 million to $11.5 million, or 18%, for the quarter ended March 3, 2001 from $14.1 million for the quarter ended February 29, 2000 and decreased $6.2 million to $22.9 million, or 21% for the six months ended March 3, 2001 from $29.1 million for the same period one year ago. Although we anticipate that our future product development expenses will decrease in fiscal 2001 due to our focus on fewer hardware systems, we cannot assure our investors that our product development expenses will not increase thereafter as a result of the complexity of developing games for the new 128-bit game consoles. We anticipate that our profitability will continue to be impacted by the levels of research and development expenses relative to revenues, and by fluctuations relating to the timing of development in anticipation of the next-generation platforms.

                  During fiscal 2000, we focused our development efforts and costs on N64, PlayStation 1, PlayStation 2, Xbox and Dreamcast, while incurring incremental costs in the development of tools and engines necessary for the new platforms. Our current release schedule which commenced in the second quarter of fiscal 2001 is developed around PlayStation 2, Xbox, Game boy Advance and Game-Cube. In addition, we will continue to support PlayStation 1 and Game boy Color through a select group of independent software developers, thus permitting us to reduce in part our internal development costs.

INABILITY TO PROCURE COMMERCIALLY VALUABLE INTELLECTUAL PROPERTY LICENSES MAY PREVENT PRODUCT RELEASES OR RESULT IN REDUCED PRODUCT SALES

                  Our titles often embody trademarks, trade names, logos, or copyrights licensed to us by third parties, such as the NBA, the NFL and MLB or their respective players' associations. We may not be successful in acquiring or renewing licenses to property rights with significant commercial value. The loss of one or more of these licenses could prevent our release of a title or limit our economic success. For example, our license for the WWF properties expired in November 1999 and was not renewed. Sales of titles using WWF properties aggregated 0% of gross revenues for the six months ended March 3, 2001 as compared to 15% for the six months ended February 29, 2000. Our license for the South Park properties was terminated in September 2000. Sales of titles using South Park properties aggregated 1% of gross revenues for the first six months of fiscal 2001 as compared to 17% for the first six months of fiscal 2000. In addition, we cannot assure stockholders that our current licenses will be extended on reasonable terms or at all.

                  License agreements relating to these rights generally extend for a term of two to three years. The agreements are terminable upon the occurrence of a number of factors, including our (1) material breach of the agreement; (2) failure to pay amounts due to the licensor in a timely manner; or
(3) bankruptcy or insolvency.

IF WE DO NOT COMPETE SUCCESSFULLY, DEMAND FOR OUR PRODUCTS MAY BE REDUCED


                  The video and computer games market is highly competitive. Only a small percentage of titles introduced in the market achieve any degree of sustained market acceptance. If our titles are not successful, our operations and profitability will be negatively impacted. We cannot guarantee that our titles will compete successfully.

Competition in the video and computer games industry is based primarily upon:

     o the quality of titles;
     o reviews received for a title from independent reviewers who publish reviews in magazines, websites, newspapers and other industry publications;
     o publisher's access to retail shelf space;
     o the success of the game console for which the title is written;
     o the price of each title;
     o the number of titles then available for the system for which each title is published; and
     o the marketing campaign supporting a title at launch and through its life.

                  Our chief competitors are the developers of games consoles, to whom we pay royalties and/or manufacturing charges, as well as a number of independent software publishers licensed by the hardware developers. The hardware developers have a price, marketing and distribution advantage with respect to software marketed by them. Our competitors vary in size from very small companies with limited resources to very large corporations with greater financial, marketing and product development resources than us, such as Nintendo, Sega and Sony.

                  As each hardware cycle matures, significant price competition and reduced profit margins result and we anticipate this to continue throughout the transition period of fiscal 2001. In addition, competition from new technologies may reduce demand in markets in which we have traditionally competed. As a result of prolonged price competition and reduced demand as a result of competing technologies, our operations and liquidity have been, and in the future could continue to be, negatively impacted.

REVENUES VARY DUE TO THE SEASONAL NATURE OF VIDEO AND COMPUTER GAMES SOFTWARE PURCHASES

                  The video and computer games industry is highly seasonal. Typically, net revenues are highest in the last calendar quarter, decline in the first calendar quarter, are lower in the second calendar quarter and increase in the third calendar quarter. The seasonal pattern is due primarily to the increased demand for software during the year-end holiday selling season and the reduced demand for software during the summer months. Our earnings vary significantly and are materially affected by releases of "hit" titles and, accordingly, may not necessarily reflect the seasonal patterns of the industry as a whole. We expect that operating results will continue to fluctuate significantly in the future. See "Fluctuations in Quarterly Operating Results Lead to Unpredictability of Revenues and Income" below.

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS LEAD TO UNPREDICTABILITY OF REVENUES AND INCOME

                  The timing of release of new titles can cause material quarterly revenues and earnings fluctuations. A significant portion of revenues in any quarter is often derived from sales of new titles introduced in that quarter or in the immediately preceding quarter. If we are unable to begin volume shipments of a significant new title during the scheduled quarter, as has been the case in the past, our revenues and earnings will be negatively affected in that period. In addition, because a majority of the unit sales for a title typically occur in the first 30 to 120 days following its introduction, revenues and earnings may increase significantly in a period in which a major title is introduced and may decline in the following period or in which there are no major title introductions.

                  Quarterly operating results also may be materially impacted by factors including (1) the level of market acceptance or demand for titles and
(2) the level of development and/or promotion expenses for a title. Consequently, if net revenues in a period are below expectations, our operating results and financial position in that period are likely to be negatively affected, as has occurred in the past.

STOCK PRICE IS VOLATILE AND STOCKHOLDERS MAY NOT BE ABLE TO RECOUP THEIR INVESTMENT

                  There is a history of significant volatility in the market prices of companies engaged in the software industry, including Acclaim. Movements in the market price of our common stock from time to time have negatively affected stockholders' ability to recoup their investment in the stock. The price of our common stock is likely to continue to be highly volatile, and stockholders may not be able to recoup their investment. If our future revenues, profitability or product releases do not meet expectations, the price of our common stock may be negatively affected.

IF OUR SECURITIES WERE DELISTED FROM THE NASDAQ SMALL CAP MARKET, IT MAY NEGATIVELY IMPACT THE LIQUIDITY OF OUR COMMON STOCK

                  In the fourth quarter of fiscal 2000, our securities were delisted from quotation on The Nasdaq National Market. Our common stock is currently trading on The Nasdaq Small Cap Market. Although we meet the current listing criteria for The Nasdaq Small Cap Market, no assurance can be given as to our ongoing ability to meet The Nasdaq Small Cap Market maintenance requirements. One of the maintenance requirements is that our common stock continue to trade above one dollar. In order to obtain relisting of our common stock on The Nasdaq National Market, we must satisfy Nasdaq's quantitative designation criteria, which we do not currently meet. No assurance can be given that we will be able to meet the relisting criteria for The Nasdaq National Market in the near future.

                  If our common stock were to be delisted from trading on The Nasdaq Small Cap Market, trading, if any in the common stock may continue to be conducted on the OTC Bulletin Board or in the non-Nasdaq over-the-counter market. Delisting of the common stock would result in limited release of the market price of the common stock and limited news coverage, and could restrict investors' interest in the common stock as well as materially adversely affect the trading market and prices for the common stock and our ability to issue additional securities or to secure additional financing.

                  "Penny stocks" generally are equity securities with a price of less than $5.00 per share, which are not registered on certain national securities exchanges or quoted on the Nasdaq system. If our common stock is delisted from Nasdaq, we could become subject to the SEC's penny stock rules. These rules, among other things, require broker-dealers to satisfy special sales practice requirements, including making individualized written suitability determinations and receiving a purchaser's written consent prior to any transaction. In addition, under the penny stock rules, additional disclosure in connection with trades in the common stock would be required, including the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. These requirements could severely limit the liquidity of the common stock.

PREVALENCE OF ILLEGAL COPYING OF SOFTWARE COULD ADVERSELY AFFECT SALES

                  In order to protect our software and proprietary rights, we rely mainly on a combination of copyrights, trade secret laws, patent and trademark laws, and nondisclosure agreements.

                  Existing U.S. and international laws afford only limited protection. An unauthorized person may be able to copy our software or otherwise obtain and use our proprietary information. If a significant amount of illegal copying of our software occurs, our product sales could be adversely impacted. Policing illegal use of software is extremely difficult and software piracy is expected to persist. In addition, the laws of some foreign countries in which our software is distributed do not protect us and our intellectual property rights to the same extent as the laws of the U.S. We cannot guarantee that our attempts to protect our proprietary rights will be adequate.

INFRINGEMENT COULD LEAD TO COSTLY LITIGATION AND/ OR THE NEED TO ENTER INTO LICENSE AGREEMENTS, WHICH MAY RESULT IN INCREASED OPERATING EXPENSES

                  Existing or future infringement claims by or against us may result in costly litigation or require us to license the proprietary rights of third parties, which could have a negative impact on our results of operations, liquidity and profitability.

                  We believe that our proprietary rights do not infringe on the proprietary rights of others. As the number of titles in the industry increases, we believe that claims and lawsuits with respect to software infringement will also increase. From time to time, third parties have asserted that some of our titles infringed their proprietary rights. We have also asserted that third parties have likewise infringed our proprietary rights. These infringement claims have sometimes resulted in litigation by and against us. To date, none of these claims have negatively impacted our ability to develop, publish or distribute our software. We cannot guarantee that future infringement claims will not occur or that they will not negatively impact our ability to develop, publish or distribute our software.

FACTORS SPECIFIC TO INTERNATIONAL SALES MAY RESULT IN REDUCED REVENUES AND/OR INCREASED COSTS

                  International sales have historically represented material portions of our revenues and we expect that international sales will continue to account for a significant portion of our revenues in future periods. Sales in foreign countries may involve expenses incurred to customize titles to comply with local laws. In addition, titles that are successful in the domestic market may not be successful in foreign markets due to different consumer preferences. International sales are also subject to fluctuating exchange rates and may be affected by the adoption of a single currency in much of Europe. These and other factors specific to international sales may result in reduced revenues and/or increased costs.

LOSS OF KEY EMPLOYEES MAY NEGATIVELY IMPACT OUR SUCCESS

                  Our success depends on our ability to identify, hire and retain skilled personnel. The software industry is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel with technical, marketing, sales, product development and management skills. We may not be able to attract and retain skilled personnel or may incur significant costs in order to do so.

                  In particular, we are highly dependent upon the management services of Gregory Fischbach, co-chairman of the board and chief executive officer, and James Scoroposki, co-chairman of the board and senior executive vice president. If we were to lose either of their services, our business would be negatively impacted. Although we have employment agreements with Messrs. Fischbach and Scoroposki through August 31, 2003, they may leave or compete with us in the future. If we are unable to attract additional qualified employees or retain the services of key personnel, our business could be negatively impacted.

CHARTER AND ANTI-TAKEOVER PROVISIONS COULD NEGATIVELY AFFECT RIGHTS OF HOLDERS OF COMMON STOCK

                  Acclaim's board of directors has the authority to issue shares of preferred stock and to determine their characteristics without stockholder approval. In this regard, in June 2000, the board of directors approved a stockholder rights plan. If the Series B junior participating preferred stock is issued it would be more difficult for a third party to acquire a majority of our voting stock.

                  In addition to the Series B preferred stock, the board of directors may issue additional preferred stock and, if this is done, the rights of common stockholders may be additionally negatively affected by the rights of those preferred stockholders.

                  We are also subject to anti-takeover provisions of Delaware corporate law, which may impede a tender offer, change in control or takeover attempt that is opposed by the board. In addition, employment arrangements with some members of management provide for severance payments upon termination of their employment if there is a change in control.

                            INFORMATION ABOUT ACCLAIM

         A Delaware corporation, Acclaim was founded in 1987. Our principal executive offices are located at One Acclaim Plaza, Glen Cove, New York 11542, and our main telephone number is (516) 656-5000. Our Internet website is: http://www.acclaim.com. Information contained on our website should not be deemed part of this prospectus.

         We develop, publish, market and distribute video and computer games software for use with game consoles, both dedicated and portable, and PCs on a worldwide basis. We own and operate four software development studios located in the U.S. and the U.K. where we develop, or create, our own software. We also own a motion capture studio and a recording studio in the U.S. We also contract with independent developers to create software for us. We publish, or release to the public under our brand names, software developed by us as well as by those third-party developers. We distribute our software directly to retailers in North America, the U.K., Germany, France, Spain and Australia. We also distribute software developed and published by third parties and develop and publish strategy guides in support of our software and issue "special edition" comic book magazines from time to time in support of our valued brands, such as Turok and Shadowman.

         Our operating strategy is to develop and publish video and computer game software for each of the major video game consoles and PCs under a portfolio of core brands, including Acclaim Sports, Acclaim Max Sports, Ring Sports, Racing, Acclaim Games and Club Acclaim. Software titles offered under each brand are related by genre and appeal to a targeted demographic group in order to allow for cross-promotion and build brand loyalty.

         The video and computer games industry is characterized by rapid technological changes mostly due to:

     o platform transitions from the introduction of game console systems incorporating more powerful processors and operating systems every four to five years;
     o the impact of technological changes embodied in PCs;
     o the development of electronic and wireless delivery systems; and
     o the entry and participation of new software publishers and game console distributors and marketers.

These and other factors have resulted in successive introductions of increasingly advanced game consoles and PCs. As a result of the rapid technological shifts, no single game console or PC system has achieved long-term dominance in the video and computer games market. Therefore, we must continually anticipate game console cycles and our research and development group must develop programming tools and engines necessary for the development of software for emerging hardware systems.

         Our revenues have traditionally been derived from sales of software for the then-popular game consoles. Accordingly, our performance has been, and is expected in the future to be, materially adversely affected by platform transitions. As a result of the industry transition to 32-bit and 64-bit game consoles which commenced in 1995, our software sales during fiscal 1996, 1997 and 1998 were significantly lower than in fiscal 1994 and 1995. Our inability to predict accurately the timing of that transition resulted in material losses in fiscal 1996 and 1997. The video and computer games industry is currently experiencing another platform transition from 32-bit and 64-bit to 128-bit game consoles and related software. We believe that sales of new 32-bit and 64-bit game consoles have peaked and will continue to decrease substantially in future periods. This transition during fiscal 2000 resulted in increased competition, fewer hit titles capable of achieving significant sales levels and increased price weakness for non-hit titles. The software transition has also resulted in industry-wide software pricing weakness which impacted our operating results during fiscal 2000 and is anticipated to adversely impact us in fiscal 2001, as the market shifts from the current game consoles to the next-generation systems that were launched by Sega in fiscal 2000 and Sony in fiscal 2001, and which are anticipated to be launched in North America by Nintendo and Microsoft in the Fall of 2001. We will continue to support PlayStation and Game boy Color and also have begun to publish PlayStation 2 titles and will begin to publish titles for Game boy Advance, which is scheduled for launch in June 2001. We will not release any new N64 titles in fiscal 2001. We expect our portfolio of titles for fiscal 2002 to be dominated by PlayStation 2, Game Cube, Xbox and Game boy Advance. Although we do not believe that the installed base of next-generation platforms in 2001 will support software sales at the levels achieved in 1999 (before the current platform transition), when the transition is complete we anticipate that the eventual installed base of 128-bit systems will provide a larger market for our software, with improved gross margins (based on the predominance of CD-based product rather than cartridge-based product) as compared to 1999. There can be no assurance that the newly announced next generation game consoles (e.g. Nintendo's Game Cube and Microsoft's Xbox) will achieve commercial success similar to that of the 32-bit PlayStation or 64-bit N64, nor can there be any assurances made as to the timing of such success. In early 2001, Sega announced its plan to exit the hardware business, cease distribution and sales of its Dreamcast console and re-deploy its resources to develop software for multiple platforms. See "Risk Factors: Industry Trends, Platform Transitions and Technological Change May Adversely Affect Our Revenues and Profitability."

         The rapid technological advances in game consoles have significantly changed the look and feel of software as well as the software development process. Currently, the process of developing software is extremely complex and we expect it to become more complex and expensive in the future with the advent of the more powerful next-generation game consoles. According to our estimates, the average development time for a title is between 12 and 36 months and the average development cost for a title is between $1 million and $6 million. The average development time for our software for portable systems is currently between six and nine months and the average development cost for a title is between $100,000 and $300,000.

         Our revenues in any period are generally driven by the titles released by us in that period. We have experienced delays in the introduction of new titles, which has had a negative impact on our results of operations. It is likely that some of our future titles will not be released in accordance with our operating plans, in which event our results of operations and profitability in that period would be negatively affected. See "Risk Factors: Revenues and Liquidity Are Dependent on Timely Introduction of New Titles."

         Revenues from our 64-bit and certain 128-bit software in fiscal 2001 were below our expectations due, in large part, to: (1) the decline of the market for N64 software and our prior emphasis on the N64 platform, (2) the decline in the market for Dreamcast software and Sega's exit from the market,
(3) the declining rate of growth in the installed base of 64-bit game consoles, and (4) the limited distribution of PlayStation 2 consoles. In response to the foregoing trends, we do not plan to release any new titles for the N64. In addition during fiscal 2000, we substantially increased our sales allowances to address the effects on us of increased competition and industry-wide weakness in cartridge-based software sales and slower-than-expected sales of certain products. The decline in fiscal 2000 sales was partially offset by revenues from software for Sega's Dreamcast 128-bit game console which is a CD-based delivery system, but sales for this console were lower in the first six months of fiscal 2001 than the comparable period of the prior year based predominantly on Sega's announced hardware product discontinuation. The decline in sales for the first six months of fiscal 2001 was partially offset by an increase in Sony PlayStation and Nintendo Gameboy revenue.

         We recorded net earnings of $.5 million, or $0.01 per fully diluted share, for the three months ended March 3, 2001 compared to a net loss of $(19.0) million, or $(0.34) per fully diluted share, for the three months ended February 29, 2000. For the six months ended March 3, 2001, we reported net earnings of $11.3 million, or $0.20 per fully diluted share, compared to a net loss of $(18.5) million, or $(0.33) per fully diluted share for the six months ended February 29, 2000. The increased earnings are attributed to a significant reduction in operating expenses of $46.9 million (or 44%) in fiscal 2001 when compared to fiscal 2000. In the second half of fiscal 2000 and continuing into the first half of fiscal 2001, we implemented expense reduction initiatives, which have reduced operating expenses commencing with the fourth quarter of fiscal 2000 and continuing into fiscal 2001. The plan reduced fixed and variable expenses company-wide, eliminated certain marginal titles under development, reduced staff and lowered marketing expenses, and featured the following efforts:

     o Reduction of Marketing and Selling Expenses - We successfully implemented our plan to substantially reduce selling and marketing expenses. For the first six months of fiscal 2001, our selling and marketing expenses of $15.9 million were $30.4 million or 66% below the same period of the prior year, primarily the result of a reduction in television and print media advertising as compared to the prior year.

     o Reduction of Overhead and Other Operating Expenses - Through a series of targeted headcount and other operating expense reductions, we successfully executed a cost reduction plan, which for the first six months of fiscal 2001 reduced overhead and other operating expenses by $16.5 million, or 28%, to $43.4 million from $59.9 million for the same period of the prior year.


         For the second quarter of fiscal 2001 approximately 8% of our gross revenue was derived from software developed by our studios, while for the comparable period in fiscal 2000, approximately 54% of our gross revenue was derived from software developed by our studios. For the first six months of fiscal 2001, approximately 5% of our gross revenue was derived from software developed by our studios, while for the comparable period in fiscal 2000 approximately 62% of our gross revenue was derived from software developed by our studios. This shift in revenues is attributable to our two-tier strategy to rationalize our product development efforts by first ensuring the development of software for the next generation game consoles was performed by our own studios (i.e. All Star Baseball, Crazy Taxi, Quarterback Club). Internal development permitted us to better control variable expenses and ensure the timely release and quality of our titles scheduled for release in the second half of fiscal 2001 and the first half of fiscal 2002. At the same time, our product development efforts for the first half of fiscal 2001 emphasized the licensing of software development by third parties predominantly for already released platforms. See "Risk Factors: Increased Product Development Costs May Adversely Affect Profitability."

         While significant expense reductions in the first six months of fiscal 2001 of $46.9 million or 44% were realized as compared to the same period in fiscal 2000, there is no guarantee that we can continue to accomplish all the above expense reductions for the entire year or maintain the already achieved rate.

         As we continue to manage through the current game console transition and prepare to compete in the software market for next-generation game consoles, it is necessary that we meet our product release schedule, sales projections and manage our operational expenditures at the planned levels in order to generate sufficient liquidity to fund our operations and meet our obligation to repay our remaining notes ($ 35.9 million principal amount, plus interest).

         Our results of operations in the future will be dependent in large part on (1) the timing and rate of growth of the software market for 128-bit and other emerging game consoles (2) and our ability to identify, develop and timely publish, in accordance with our product release schedule, software that performs well in the marketplace.

                              ---------------------

         You should not use historical trends or factors affecting our operating results and financial condition to anticipate results or trends in future periods. See "Risk Factors" above. Also, you should not consider historic financial performance as a reliable indicator of future performance.

                              ---------------------

                                 USE OF PROCEEDS

         Acclaim will not receive any proceeds from the sale of any of the shares of its common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

Beneficial Ownership and Other Information

         The following table sets forth information with respect to the shares of common stock beneficially held by the selling stockholders:


                                         Beneficial                                           Shares Beneficially
                                      Ownership Prior to                                        Owned After the
Name                                      an Offering           Shares Being Offered               Offering(1)
----                                  ------------------        --------------------          -------------------
Triton Capital Investments, Ltd.           1,097,152                  1,097,152                         -0-
JMG Convertible Investments, L.P.            389,848                    389,848                         -0-
Alexandra Global Investment                1,660,000                  1,660,000                         -0-
  Fund I, Ltd.
GMAC Commercial Credit LLC                   300,000(2)                 100,000                      200,000
Centre Island Development Corp.            8,968,284(3)                 625,000                    8,343,284
Hampton Farms LLC                          8,906,792(4)                 625,000                    8,281,792
Terry and Cathy Phillips                     385,000                    250,000                      135,000
Zeke, L.P.                                   940,500                    500,000                      440,500
Brookwood Partners L.P.                      250,000                    250,000                         -0-


------------------------

(1) Assumes that all of the shares covered by this prospectus are sold by the selling stockholders pursuant to this prospectus. The selling stockholders may choose to dispose of none or only a portion of the shares held by them pursuant to this prospectus.


(2) GMAC holds a separate warrant to purchase 200,000 shares of Acclaim's common stock. The offer and sale by GMAC of the shares underlying that warrant are covered by a separate prospectus filed with the SEC.


(3)  The aggregate number of shares of common stock beneficially owned by James
     R. Scoroposki, officer and director of Acclaim and sole stockholder of Centre Island, is 8,968,294 (including the 625,000 shares issuable upon the exercise of the warrant described below). This prospectus only covers the resale by Centre Island of the shares issuable upon exercise of the warrant to purchase 625,000 shares of common stock.

(4) The aggregate number of shares of common stock beneficially owned by Gregory E. Fischbach, officer and director of Acclaim and member of Hampton Farms LLC, is 8,906,792 (including the 625,000 shares issuable upon the exercise of the warrant described below). This prospectus only covers the resale by Hampton Farms of the shares issuable upon exercise of the warrant to purchase 625,000 shares of common stock.


Note Repurchase and Sales of Common Stock

         Of the shares covered by this prospectus, 1,097,152 shares were acquired by Triton Capital and 389,848 shares were acquired by JMG, pursuant to separate note and common stock purchase agreements between Acclaim and Triton Capital, each dated March 30, 2001. Of the shares covered by this prospectus, 1,660,000 shares were acquired by Alexandra Global pursuant to a note and common stock purchase agreement between Acclaim and Alexandra Global, dated April 10, 2001.

         Under the separate agreements, Triton Capital sold to Acclaim notes in the aggregate principal amount of $4,925,000 (for an aggregate purchase price of $2,008,367), JMG sold to Acclaim notes in the aggregate principal amount of $1,750,000 (for an aggregate purchase price of $713,633) and Alexandra Global sold to Acclaim notes in the aggregate principal amount of $7,200,000 (for an aggregate purchase price of $3,275,000). Concurrently with the repurchase of the notes, Acclaim sold to Triton Capital 1,097,152 shares, JMG 389,848 shares and Alexandra Global 1,660,000 shares of its common stock in each case at a purchase price of $1.25 per share. Acclaim has agreed with each of Triton Capital, JMG and Alexandra Global that if the registration statement (of which this prospectus forms a part) is not declared effective by the SEC within 90 days following the date of this filing, Acclaim will issue an additional 250,000 shares of its common stock to each of Triton Capital, JMG and Alexandra Global. In addition, Acclaim agreed to issue to Alexandra Global up to an additional 1,328,000 shares of its common stock based on and to the extent the average closing sale price of Acclaim's common stock is less than $0.90 and more than $0.50 per share over a 20-day period prior to the third day before the effectiveness of the registration statement.

         If and to the extent Acclaim is obligated to issue any of the additional shares described above, Acclaim intends to increase the number of shares included in this prospectus prior to the effectiveness of the registration statement so that this prospectus would also cover the resale by Triton Capital, JMG and Alexandra Global of any additional shares.

GMAC Commercial Credit LLC

         This prospectus covers the offer and sale by GMAC of the 100,000 shares issuable to GMAC upon exercise of a warrant issued to GMAC by Acclaim on July 31, 2000, in connection with GMAC's waiver of various loan agreement covenant defaults by Acclaim. The shares are issuable at any time or from time to time upon the exercise of the warrant by GMAC at an exercise price of $1.25 per share and, if not exercised in full prior to July 31, 2005, expire on that date.

Junior Participants

         This prospectus covers the offer and sale by the selling stockholders named below of the 2,250,0000 shares issuable to them upon exercise of warrants to purchase common stock. On March 12, 2001, GMAC, as Acclaim's primary secured lender, entered into junior participation agreements with certain junior participants (including the selling stockholders named below) under and pursuant to the terms of its existing revolving credit agreement with Acclaim. As a result of the participation, the lender advanced an additional $9.5 million to Acclaim pursuant to the credit agreement. As an inducement to the junior participants (including the selling stockholders) to participate in the participation, on March 12, 2001, Acclaim issued to the junior participants five-year warrants to purchase up to an aggregate of

2,375,000 shares of Acclaim's common stock exercisable at an initial price of $1.25 per share. The shares are issuable at any time or from time to time upon the exercise of the warrants by the junior participants.

     NAME                                       NO. OF SHARES UNDERLYING WARRANT
     ----                                       --------------------------------
     Centre Island Development Corp.(1)                     625,000
     Hampton Farms, LLC(2)                                  625,000
     Terry and Cathy Phillips                               250,000
     Zeke, L.P.                                             500,000
     Brookwood Partners, L.P.                               250,000
     ------------------------                               -------
     Total                                                2,250,000(3)
                                                          ============

-------------------

(1) The sole stockholder of Centre Island Development Corp. is James Scoroposki, officer and director of Acclaim. Centre Island Development Corp. received warrants to purchase 625,000 shares of common stock of Acclaim in connection with its participation.

(2) The sole members of Hampton Farms LLC are Gregory E. Fischbach, officer and director of Acclaim, and his spouse. Hampton Farms LLC received warrants to purchase 625,000 shares of common stock of Acclaim in connection with its participation.

(3) James Scibelli, a director of Acclaim, although not included in this prospectus, received a warrant to purchase 125,000 shares of common stock of Acclaim in connection with his participation.

         The shares issued to each of the selling stockholders are restricted securities within the meaning of the Securities Act and cannot be offered for sale without an effective registration statement covering such offer and sale or pursuant to an applicable exemption from the registration requirements of the Securities Act. Pursuant to the terms of the various agreements, Acclaim filed the registration statement (of which this prospectus is a part) and will use its best efforts to keep the registration statement effective until all of the shares issued to the selling stockholders are disposed of by them.

         Except for the revolving credit facility provided by GMAC to Acclaim, and the affiliation of Gregory E. Fischbach and James R. Scoroposki as officers and directors of Acclaim, neither Acclaim nor any of its affiliates has had any material relationship with any of the selling stockholders within the past three years.
                              PLAN OF DISTRIBUTION

         The selling stockholders have not employed an underwriter for the sale of shares by the selling stockholders. The selling stockholders may offer shares directly or through pledgees, donees, transferees or other successors in interest at various times:

     o on The Nasdaq Small Cap Market or in any other securities market on which Acclaim's common stock is then listed or traded,

     o in negotiated transactions,

     o in a combination of any of the above transactions, or

     o through any other available market transaction.

The selling stockholders may offer shares at (1) fixed prices which may be changed, (2) prices prevailing at the time of sale, (3) prices related to such prevailing market prices, or (4) at negotiated prices. Sales on or through The Nasdaq Small Cap Market will be effected at such prices as may be obtainable and as may be satisfactory to the selling stockholders. No sales or distributions other than as disclosed in this prospectus will be effected until after this prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms of the sale or distribution. The shares held by the selling stockholders may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. The method by which the selling stockholders' shares may be sold include:

     o a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker or dealer as principal and resale by that broker or dealer for its account under this prospectus;

     o exchange distributions and/or secondary distributions in accordance with the rules of The Nasdaq Small Cap Market;

     o ordinary brokerage transactions in which the broker solicits purchasers; and

     o privately negotiated transactions.

In addition, any shares of common stock that qualify for sale under Rule 144 or Rule 144A under the Securities Act may be sold under any such rules rather than under this prospectus.

         Brokers or dealers may receive commission or discounts from the selling stockholders in amounts to be negotiated immediately prior to the sale. Commission expenses and brokerage fees will be paid by the selling stockholders.

         The selling stockholders and any underwriters, dealers or agents that participate in the distribution of its shares of Acclaim's common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the resale of those shares by them or any discounts, commissions or concessions received by any such underwriters, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

         Acclaim has agreed to indemnify the selling stockholders, their officers, directors, shareholders, employees, agents, counsel, and each person who controls each selling stockholder, as determined under applicable securities laws, against certain kinds of liability relating to this offering. Types of liability include liability arising from any untrue statement or alleged untrue statement in this prospectus or the registration statement of which it is a part, any omission or alleged omission to state a material fact within this prospectus or the registration statement of which it is a part, and any violation under the Securities Act or any federal or state securities law or regulation. The selling stockholders have also agreed to indemnify Acclaim and its officers, directors, shareholders, partners, employees, agents, counsel, and each person who controls Acclaim, as determined under applicable securities laws, against certain kinds of liability relating to this offering. Types of liability include liability arising from any untrue statement or alleged untrue statement in this prospectus or the registration statement of which it is a part, any omission or alleged omission to state a material fact within this prospectus or the registration statement of which it is a part, and any violation under the Securities Act or any federal or state securities law or regulation, to the extent any of the violations occur in connection with written information furnished by a selling stockholder in connection with this prospectus or the registration statement of which it is a part. However, the total amount payable in indemnity by any selling stockholder shall not exceed net proceeds received by the selling stockholder in the registered offering out of which the violation arises. The parties have also agreed to make contribution in respect of any claims or damages for which indemnification is unavailable.

         Expenses of this offering related to this registration statement, estimated at $45,000, will be borne in full by Acclaim. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                LEGAL PROCEEDINGS

                  We and other participants in the entertainment industry were sued in an action entitled James, et al. v. Meow Media, et al. filed in April 1999 in the U.S. District Court for the Western District of Kentucky, Paducah Division, Civil Action No. 5:99 CV96-J. The U.S. District Court for the Western District of Kentucky dismissed this action; however, it is currently on appeal to the U.S. Court of Appeals for the Sixth Circuit. Oral argument on the appeal is scheduled to take place during the summer.

                  We received a demand for indemnification from the defendant Lazer-Tron Corporation ("Lazer-Tron") in a matter entitled J. Richard Oltmann v. Steve Simon, No. 98 C1759 and Steve Simon v. J. Richard Oltmann, J Richard Oltmann Enterprises, Inc., d/b/a Haunted Trails Amusement Parks, and RLT Acquisitions, Inc., d/b/a Lazer-Tron, No. A 98CA 426, consolidated as U.S. District Court Northern District of Illinois Case No. 99 C 1055 (the "Lazer-Tron Action"). The Lazer-Tron Action involves the assertion by plaintiff Simon that defendants Oltmann, Haunted Trails and Lazer-Tron misappropriated plaintiff's trade secrets. Plaintiff alleges claims for Lanham Act violations, unfair competition, misappropriation of trade secrets, conspiracy, and fraud against all defendants, and seeks damages in unspecified amounts, including treble damages for Lanham Act claims, and an accounting. Pursuant to an Asset Purchase Agreement (the "Agreement") made as of March 5, 1997, we sold Lazer-Tron to RLT Acquisitions, Inc. ("RLT"). Under the Agreement, we assumed and excluded specific liabilities, and agreed to indemnify RLT for certain losses, as specified in the Agreement. In an August 1, 2000 letter, counsel for Lazer-Tron in the Lazer-Tron Action asserted that our indemnification obligations in the Agreement applied to the Lazer-Tron Action, and demanded that we indemnify Lazer-Tron for any losses which may be incurred in the Lazer-Tron Action. In an August 22, 2000 response, we asserted that any losses which may result from the Lazer-Tron Action are not assumed liabilities under the Agreement for which we must indemnify Lazer-Tron. In a November 20, 2000 letter, Lazer-Tron responded to Acclaim's August 22 letter and reiterated its position that we must indemnify Lazer-Tron with respect to the Lazer-Tron Action. No other action with respect to this matter has been taken to date.

                  On November 27, 2000, we were sued in the U.S. District Court for the Southern District of New York, in an action entitled Comedy Partners vs. Acclaim Entertainment, Inc. (00 Civ. 9051 (S.D.N.Y.) (AKH.) In addition, on or about December 15, 2000, an action was commenced against us entitled Comedy Partners v. Acclaim Entertainment, Inc., Index No. 605476/00 (Supreme Court, New York County). On March 9, 2001, we reached an agreement with Comedy Partners to settle all claims between the parties for $900,000 which amount was included in accrued royalties payable at August 31, 2000 and March 3, 2001. We will make installment payments beginning in the third quarter of fiscal 2001, with a final payment scheduled for the fourth quarter of fiscal 2001.

      We are also party to various litigations arising in the ordinary course of our business, the resolution of none of which, we believe, will have a material adverse effect on our liquidity or results of operations.

                                  LEGAL MATTERS

         Rosenman & Colin LLP, 575 Madison Avenue, New York, New York 10022 will pass upon the validity of the shares offered by this prospectus for Acclaim.

                                     EXPERTS

         The consolidated financial statements of Acclaim Entertainment, Inc. and subsidiaries as of August 31, 2000 and 1999 and for each of the years in the three-year period ended August 31, 2000 have been incorporated by reference in this prospectus and in the registration statement of which it forms a part in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

         The report of KPMG LLP dated November 29, 2000, contains an explanatory paragraph that states that Acclaim has incurred losses from operations, and has a working capital and stockholders' deficiency that raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                           FORWARD-LOOKING STATEMENTS

         This prospectus includes discussions of future expectations and contains projections of results of operations or financial condition or other "forward-looking" information. Those statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those contemplated by the statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors." Given the significant risks and uncertainties inherent in the forward-looking statements included in this prospectus, the inclusion of these statements is not a representation by us or any other person that our objectives and plans will be achieved.

                       WHERE YOU CAN FIND MORE INFORMATION

         Acclaim is required to file periodic reports, proxy and information statements and other information with the SEC. You may read any materials filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Acclaim's SEC filings are also available to the public on the SEC's Internet website located at http://www.sec.gov.

                  Acclaim has filed with the SEC a registration statement on Form S-3 under the Securities Act covering the issuance of the common stock. This prospectus is part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information included in the registration statement or in the exhibits to the registration statement. For further information with respect to Acclaim and the securities offered by this prospectus, you should read the registration statement and the exhibits filed with the registration statement. You may obtain copies of the registration statement and exhibits from the SEC upon payment of a fee prescribed by the SEC or examine the documents, free of charge, at the public reference facilities referred to above. A summary in this prospectus of any document filed as an exhibit to the registration statement, although materially complete, does not summarize all of the information in that document. You should read the exhibit for a more complete understanding of the document or matter involved.

         Acclaim has also filed the following documents with the SEC under the Securities Exchange Act and they are incorporated into this document by reference:

         (1) Annual Report on Form 10-K for the fiscal year ended August 31, 2000 filed on November 29, 2000 (File No. 0-16986);

         (2) Acclaim's Quarterly Report on Form 10-Q for the period ended December 2, 2000 filed on January 16, 2001 (File No. 0-16986);

         (3) Acclaim's Quarterly Report on Form 10-Q for the period ended March 3, 2001 filed on April 16, 2001 (File No. 0-16986); and

         (4) The information regarding Acclaim's common stock contained in the Registration Statement on Form 8-A, filed on June 8, 1988 (File No. 0-16986), as amended by the Current Report on Form 8-K, filed on August 25, 1989 (File No. 33-9460-C), relating to the one-for-two reverse stock split effected by Acclaim.

         Any document Acclaim files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date it is filed.

         Acclaim will provide to each person to whom this prospectus is delivered and who makes a written or oral request, free of charge, a copy of any document referred to above which has been incorporated into this prospectus by reference, except exhibits to the document. Requests for these documents should be sent to the Secretary, Acclaim Entertainment, Inc., One Acclaim Plaza, Glen Cove, New York 11542. Telephone requests for copies should be made to the Secretary at (516) 656-5000.

         You should rely only on the information provided in this prospectus or incorporated by reference into this prospectus. No person has been authorized to provide you with different information and you should not rely on any information you receive or representations made that are not contained in, or incorporated by reference into, this prospectus.

         This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

         The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate after the date on the cover page.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

Acclaim will bear all expenses in connection with the preparation and filing of this registration statement. Brokers or dealers may receive commission or discounts from the selling stockholders in amounts to be negotiated immediately prior to the sale; commission expenses and brokerage fees will be paid by the selling stockholders.

Item 15. Indemnification of Directors and Officers.

         Under Article VII of Acclaim's by-laws, which are incorporated herein by reference, Acclaim agrees to hold harmless and indemnify any of its officers, directors, employees and agents from and against any judgments, fines, liabilities, or amounts paid in settlement as a result of or in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. Such action, suit, or proceeding must have been initiated against the indemnified party in his or her capacity as an officer, director, employee or agent of Acclaim. However, indemnification will only be paid if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Acclaim and, in the case of a criminal proceeding, had no reasonable cause to believe such conduct was unlawful. No indemnification shall be payable under this provision if a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

Item 16. Exhibits

Exhibit
Number              Description

          3.1       -- Certificate of Incorporation of the Registrant
                       (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1, filed on April 21, 1989, as amended (Registration No. 33-28274))

          3.2       -- Amendment to the Certificate of Incorporation of the
                       Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1, filed on April 21, 1989, as amended (Registration No. 33-28274))

          3.3       -- Amendment to the Certificate of Incorporation of the
                       Registrant (incorporated by reference to Exhibit 4(d) to the Registrant's Registration Statement on Form S-8, filed on May 19, 1995 (Registration No. 33-59483))

          4.1       -- Amended and Restated By-Laws of the Registrant
                       (incorporated by reference to Exhibit 4(e) to the Registrant's Registration Statement on Form S-8, filed on May 19, 1995 (Registration No. 33-59483))

          4.2       -- Amended and Restated By-Laws of the Registrant
                       (incorporated by reference to Exhibit 3 to the Registrant's Current Report on Form 8-K filed on June 12,
                       2000)

          4.3       -- Specimen form of the Registrant's common stock
                       certificate (incorporated by reference to Exhibit 4 to the Registrant's Annual Report on Form 10-K for the year ended August 31, 1989, as amended (File No. 0-16986)

           *5       -- Opinion of Rosenman & Colin LLP

        *10.1       -- Note and Common Stock Purchase Agreement between the
                       Registrant and Triton Capital Management, Ltd.

        *10.2       -- Note and Common Stock Purchase Agreement between the
                       Registrant and JMG Convertible Investments, L.P.

        *10.3       -- Note and Common Stock Purchase Agreement between the
                       Registrant and Alexandra Global Investment Fund, Ltd.

        *23.1       -- Consent of KPMG LLP

        *23.3       -- Consent of Rosenman & Colin LLP (included in Exhibit 5)

        *24.1       -- Power of Attorney (included on page II-5)

------------------
* Filed herewith.

Item 17. Undertakings.

         The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

         The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

         The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Nassau and State of New York on April 16, 2001.

                                          ACCLAIM ENTERTAINMENT, INC.



                                          By /s/ Gregory E. Fischbach
                                          --------------------------------------
                                             Gregory E. Fischbach
                                             Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gregory E. Fischbach and James R. Scoroposki, and each or either of them, his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all the exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises as fully, to all intents and purposes, as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                Signature                                          Title                        Date
                ---------                                          -----                        ----
/s/ Gregory E. Fischbach                        Co-Chairman of the Board; Chief Executive       April 16, 2001
----------------------------------------        Officer; President; Director
Gregory E. Fischbach


/s/ James R. Scoroposki                         Co-Chairman of the Board; Senior Executive      April 16, 2001
----------------------------------------        Vice President; Treasurer; Secretary;
James R. Scoroposki                             Director


/s/ Gerard F. Agoglia                           Chief Financial Officer and Executive Vice      April 16, 2001
----------------------------------------        President (Chief Financial and Accounting
Gerard F. Agoglia                               Officer)


/s/ Kenneth L. Coleman                          Director                                        April 16, 2001
----------------------------------------
Kenneth L. Coleman


/s/ Bernard J. Fischbach                        Director                                        April 16, 2001
----------------------------------------
Bernard J. Fischbach


/s/ Robert H. Groman                            Director                                        April 16, 2001
----------------------------------------
Robert H. Groman


/s/ James Scibelli                              Director                                        April 16, 2001
----------------------------------------
James Scibelli

/s/ Michael Tannen                              Director                                        April 16, 2001
----------------------------------------
Michael Tannen
